Norske Skog
Skogn

07025948

FILE No.: 82-5226

Skogn, 03 August 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
USA

Attention: Office of International Corporate Finance

SUPPL

Re: Rule 12g3-2(b) submission by Norske Skogindustrier ASA

Ladies and Gentlemen:

I refer to the above referenced exemption pursuant to Rule 12g3-2(b) (the "*Rule*") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Norske Skogindustrier ASA.

I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act the following materials:

(1) *Purchase of 200,000 own shares, dated June 26, 2007*

(2) *Approval from Brazilian authorities, dated June 27, 2007*

(3) *Increased ownership share in IMN, dated July 02, 2007*

(4) *Currency effects etc., in Q2, 2007, dated July 19, 2007*

(5) *Q2, 2007; Press release, report with figures, presentation Q2 and webcast presentation Q2, dated August 03, 2007.*

PROCESSED
AUG 15 2007
THOMSON
FINANCIAL

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,
Norske Skogindustrier ASA

Oddrunn Ringstad

Oddrunn Ringstad

Norske Skogindustrier ASA
Skogn

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
E-mail: skogn@norskeskog.com

Foretaksregisteret:
NO 911 750 961 MVA
NS EN-ISO9001 certified No S01
NS EN-ISO14001 certified No S012

82-5226
26.06.2007

Message to Oslo Stock Exchange

NSG-Purchase of 200,000 own shares

Norske Skog has today bought 200,000 own shares at a price of NOK 87.12. Norske Skog's own holding amounts to 600,000 shares after this purchase.

The purchase is done under the authorization to buy back up to 10 % of the shares, given by the Annual General Meeting. The shares will be used in connection with the employee share scheme, and they will not be cancelled. The current buy-back program is limited to 2,000,000 shares and goes on until 31.12.2007. Norske Skog has so far bought back 600,000 shares under the authorization.

Oxenøen, 26 June, 2007

NORSKE SKOG

Investor Relations

82-5226
27.06.2007

Message to Oslo Stock Exchange

Pisa PM 2 – Approval from Brazilian authorities

As reported on 7 December 2006 Norske Skog has decided to move one paper machine from Union in Skien to Pisa in Brazil. This requires the authorization of the Brazilian authorities and such authorization was given on the 22 June 2007.

Oxenøen, 27 June 2007

Norske Skog
Investor relations

82-5226
02.07.2007

INCREASED OWNERSHIP SHARE IN IMN

Norske Skog is increasing its ownership share in Industrikraft Midt-Norge from 10 to 40 per cent.

For more information, please see attached press release.

Oxenøen 2 July 2007

Norske Skog
Corporate communications

Message to Oslo Stock Exchange

Currency effects, etc, in the second quarter of 2007

Norske Skog's accounts for the second quarter of 2007 will be published at 08.00 CET on Friday, 3 August.

A presentation with webcast will be held in the company's premises at 13.00 on the same date. More information concerning this presentation will be posted to Norske Skog's website at www.norskeskog.com.

The silent period ahead of publication will commence on Monday, 23 July.

Special items related to the second-quarter results

The net effect of energy hedging related to Norske Skog's electricity contracts is an expense of approx. NOK 200 million for the quarter. This is unrealised change in value, which arises because future energy prices relate to some extent to underlying derivatives, and in addition time value of options in connection with longterm electricity contract in Brazil. The amount has no cash impact.

Included under financial items, currency effects add up to a gain of roughly NOK 180 million, of which around NOK 130 million relates to cash flow hedging.

Norske Skog's trade-weighted basket of currencies (the Norske Skog index) had an average value of 87.1 in the second quarter of 2007, compared with 88.5 in the first quarter of 2007 and 85.9 in the second quarter of 2006. The starting date for the index is 1 January 2002.

Oxenøen, 19 July, 2007

Norske Skog
Investor Relations

82-5226
03.08.2007

Norske Skog, Q 2 2007

Norske Skog's EBITDA before special items in Q 2, 2007 was NOK 1 129 million, as against NOK 1 175 million in Q 1, 2007, and NOK 1 081 million in Q 2, 2006. Net result after taxes and minority interests in Q 2, 2007, was NOK 135 million as against minus NOK 94 million in Q 1, 2007. The net result in Q 2 includes change in value of embedded derivatives in power contracts by minus NOK 206 million, and gain on currency hedging by NOK 189 million.

82-5226
03.08.2007

Norske Skog

Press release

Oxenøen, 3 August 2007

Norske Skog Q2 2007 results:

Still a demanding market

Norske Skog's result for the second quarter 2007 is in line with the results of the first three-month period. The turnaround programme is on track. However, cost increases and a stronger Norwegian currency have offset the positive effects of the programme. Gross operating earnings before special items for the period totalled NOK 1 129 million, compared with NOK 1 175 in the first quarter.

'We are achieving the expected results of our turnaround programme, but the cost increases have been higher than presupposed. I am not satisfied with the result. Norske Skog's profitability must be improved and further structural measures will be considered,' says chief executive Christian Rynning-Tønnesen.

Norske Skog's total production and sales volumes are virtually unchanged this quarter compared to the first quarter. Operating revenue in the second quarter was NOK 6.8 billion, marginally more than in the first quarter. Costs for recovered paper increased by about NOK 100 million compared to the first quarter. The result is also negatively affected by currency developments.

Even though demand for newsprint in Europe remains at the same level as previously, total deliveries from Europe have been reduced by 3.8% in the first half year compared to the same period in 2006. This is due to increased imports from North America. So far in 2007, demand in Asia is showing a positive trend compared to 2006. Demand in China increased by 6% in the period, and in Korea by 2%.

Norske Skog is achieving its best results in Australasia and South America with gross operating margins of 28.2% and 24.6% respectively. The moving of a paper machine from Norske Skog Union in Norway to Norske Skog Pisa in Brazil is going as planned. All necessary licences from the Brazilian authorities are now in place, and the paper machine will begin production in the second quarter of 2009.

In the second half of 2007, the profit improvement programme is anticipated to yield results as expected. Costs are expected to remain high. Newsprint prices in Australia will be reduced by 7% in the second half based on inbuilt price mechanisms in existing contracts.

Presentation and webcast
A presentation/webcast of the quarterly results will be held at Norske Skog headquarters today at 13:00 CET. The quarterly report and link to the webcast are available on www.norskeskog.com.

Oxenøen, 3 August 2007

Norske Skog
Corporate communications

More information:

Media:
Vice president Corporate communications
Tom Bratlie

Ph: +47 67 59 93 34
Mob: +47 905 21 904

Finance:
Vice president Investor relations
Jarle Langfjæran

Ph.: +47 67 59 93 38
Mob: +47 909 78 434

82-5226
03.08.2007

Norske Skog

Report for the second quarter of 2007

- Gross operating earnings before special items: NOK 1 129 million (NOK 1 175 in the first quarter); net operating earnings before special items NOK 416 million (NOK 440 million in the first quarter)
- Continued cost increase on our input factors, in particular for recovered paper
- The improvement program has had a positive effect on the result of approx. NOK 350 million in the second quarter of 2007 measured against the base year 2005
- A new bond loan, denominated in euro, of NOK 4.1 billion has been raised

Key Group figures – IFRS

		Q2/07	Q1/07	Q2/06	YTD 2007	YTD 2006
Operating revenues	NOK mill.	6 794	6 726	6 772	13 520	13 916
Gross operating earnings	NOK mill.	923	792	832	1 715	1 871
Gross operating margin	%	13,6	11,8	12,3	12,7	13,4
Net operating earnings (loss)	NOK mill.	236	57	(14)	293	158
Net operating margin	%	3,5	0,8	(0,2)	2,2	1,1
Pre-tax earnings (loss)	NOK mill.	173	(135)	(213)	38	-19
Net earnings (loss)	NOK mill.	135	(94)	(180)	41	33
Earnings per share	NOK	0,71	(0,50)	(0,95)	0,22	0,17
Cash flow	NOK mill.	266	607	574	873	825
Cash flow per share	NOK	1,40	3,21	3,01	4,61	4,36
Return on capital employed	%	4,5	4,6	(0,1)	4,5	0,8
Deliveries	1000 tonnes	1 478	1 427	1 520	2 905	3 001
Production	1000 tonnes	1 540	1 504	1 513	3 044	3 016

Operating earnings before IFRS-related changes in value, provisions, write-downs and other special items:

		Q2/07	Q1/07	Q2/06	YTD 2007	YTD 2006
Gross operating earnings (EBITDA)	NOK mill.	1 129	1 175	1 081	2 304	2 115
Net operating earnings (EBIT)	NOK mill.	416	440	278	856	445

Comments to the income statement

The second quarter 2007 result is somewhat weaker than the first quarter and remains unsatisfactory. This is due to demanding market conditions and increased cost for our in-put factors.

Special items included in the unadjusted operating result under IFRS in the second quarter of 2007 are a cost NOK 206 million, in its entirety consisting of changes in value in embedded derivatives in Norske Skog's long-term electricity contracts. There is a gain from embedded derivatives in the electricity agreements in Norway, while there is a negative accounting effect of NOK 290 million in the form of time value from options related to the long-term electricity contract Norske Skog has entered into in Brazil. The value changes have not been included in the result for the individual segments and have no cash effect. The calculation of the time value under the energy contract in Brazil is correct under the accounting standard, but can result in unreasonable effects that are not linked to the underlying operations. For that reason Norske Skog will evaluate whether there are alternative ways under IFRS of recording this energy contract in the accounts.

There has moreover been a reversal of NOK 26 million relating to an earlier write down of the value of PM 7 at Norske Skog Union, in connection with this paper machine being moved to Brazil.

Comparison between Q2 07 and Q1 07

The main reasons for the weaker result are higher prices on recovered paper, contributing approximately NOK 100 million, as well as some cost increase for wood and a stronger Norwegian krone throughout the quarter. These effects are countered by the fact that the

improvement program contributed positively to the result by an additional NOK 150 million more in the second quarter compared to the first quarter.

Comparison between Q2 07 and Q2 06

The comparable gross operating result is NOK 48 million higher than in the second quarter of 2006. Currency changes have only had a marginal effect on the change in the result in this period. There has been price increases on wood and recovered paper, while other costs are significantly lower. This as a result of the restructuring of the mill portfolio, the rebuild in Australasia last year and the comprehensive improvement program.

As of the fourth quarter of 2006, Norske Skog changed its estimates for the remaining economic life of the production facilities. This has resulted in depreciation being NOK 90 million lower in the second quarter of 2007 than in the second quarter of 2006.

Financial items

		Q2/07	Q1/07	Q2/06	YTD 2007	YTD 2006
Net interest paid	NOK mill.	(261)	(258)	(244)	(519)	(498)
Interest hedging	NOK mill.	19	2	11	21	41
Gain/loss currency	NOK mill.	189	83	43	271	129
Other financial items	NOK mill.	(27)	(31)	(19)	(58)	(42)
Total financial items	NOK mill.	(80)	(205)	(209)	(285)	(370)

The currency gain of NOK 189 million during the quarter is related to the strengthened Norwegian krone against most other currencies. This amount includes realised and unrealised gains from cash flow hedging of NOK 132 million, while the rest includes, among other things, currency gains on debt in other currencies than what has been subject to hedge accounting.

Net profit

The net profit after tax and minority interests was NOK 135 million in the second quarter of 2007 against a loss of NOK 94 million in the first quarter of 2007. The improvement is to a large extent due to the currency gains in the second quarter, as well as lower negative change in value in embedded derivatives in electricity contracts.

Cash flow

The cash flow from operations (after financial costs paid and taxes paid) was NOK 266 million in the second quarter of 2007. The working capital has increased also in the second quarter.

The year to date cash flow in 2007 is NOK 873 million, an increase of NOK 48 million compared with the same period in 2006.

Balance sheet

Total assets were NOK 47 billion as of 30 June 2007, an increase of NOK 1.8 billion from 1 January and NOK 2.5 billion from 31 March 2007. The increase is due to raising EUR 500 million (approx. NOK 4.1 billion) from a new bond loan at the end of June and most of the amount is shown as bank deposits and short-term placements at the end of the quarter. Increased assets as a result of this are offset by the depreciation being higher than capitalised investments, as well as by the fact that the Norwegian currency continued to gain strength through the quarter, hence reducing the book value of facilities outside of Norway.

As of 30 June 2007, net interest-bearing debt was NOK 17.5 billion, an increase of NOK 140 million from 1 January. Seen in isolation, the net interest-bearing debt increased by NOK 850 million in the second quarter, and the gearing (net interest-bearing debt/equity) had increased to 1.04 as of 30 June 2007. The increases are mainly due to the payment of dividend.

The new bond loan of EUR 500 million has a maturity of 10 years and a coupon rate of 7%. There was considerable interest from investors, and the loan was significantly oversubscribed. The loan will be quoted on the Irish Stock Exchange and will be used for refinancing debt. As a result of the raised loan, the average maturity of long-term debt has increased to 5.9 years as

of 30 June 2007 compared to 5.3 years as of 31 March 2007. Available liquidity including unused lines of credit was NOK 9.5 billion as of 30 June 2007.

Capitalised investments were NOK 500 million in the second quarter of 2007, and NOK 700 million year to date. The Board of Directors of Norske Skog has decided to move one paper machine from Norske Skog Union in Norway to Norske Skog Pisa in Brazil. Completing this move depended on obtaining the necessary approvals from the Brazilian authorities, and such approval was granted in June. The Union paper machine will be dismantled this coming autumn and then shipped to Brazil. Construction work will also start this autumn, and the paper production is scheduled to start in the second quarter of 2009.

The demerger of non-operational properties took place on 23 June. The properties have now been organised as separate limited companies and incorporated into a real estate group wholly owned by Norske Skogindustrier ASA. The Group's balance sheet and Norske Skog's shareholders will not be affected by the transaction.

Plan to improve earnings

The plan aims for Norske Skog to achieve an increase the in gross operating result of NOK 3 billion by the end of 2008, measured against the base year 2005 and the market and cost conditions at the time. Even if the program is still at an early stage, the Board is of the opinion that the target amount is achievable. However, a negative cost development counter-acts the effects of the improvement program and this will likely lead to the net result improvement being significantly less than NOK 3 billion. Further structural measures will therefore be considered.

The program achieved a realised result improvement of NOK 400 million in 2006 the calculated effect in the first quarter of 2007 was NOK 200 million. During the second quarter NOK 350 million has been achieved compared to the base year 2005, which is approximately as planned. The effects in the second quarter equal NOK 1.4 billion on an annualised basis. The target improvement rate is NOK 750 million per quarter by the end of 2008 (NOK 3 billion on an annual basis). The effects resulting from the program mainly come from the restructuring of the mill and machine portfolio, demanning and productivity improvements. A major effort is also being made in the field of energy optimisation.

Health and safety

The H 1 value (injuries with absence per million work hours) was 1.8 in the 12-month period 1 July 2006 – 30 June 2007. 3 of the mills had zero injuries with absence in the period. Norske Skog Boyer had gone three years without such injuries in June.

Shares

The foreign ownership was 67.6% as of 30 June 2007, approx. the same level as of 1 January 2007. A total of 157.5 million shares were traded in the first half of 2007, which gives a turnover rate of 1.65 on an annual basis.

Norske Skog's holding of 443,651 own shares were sold for legal reasons in connection with the demerger of the non-operational properties. When the transaction was completed, 600,000 own shares were bought back in late June.

In May, Norske Skog received confirmation that the shares in the company still qualify for the FTSE4Good-index, an index consisting of companies which conduct their operations according to global sustainability standards.

Operations and market

Norske Skog's total production and sales volumes in the second quarter of 2007 did not differ materially from the first quarter. As for the second quarter of 2007, seen in isolation, and also the first half of 2007, the deliveries are somewhat lower than in the corresponding periods last year, but the fact that five paper machines were shut down during last year must be taken into account. During this period, the market balance for newsprint in Europe has been affected by increased deliveries from Canada and less export out of the region.

Europe newsprint

Key figures		Q2/07	Q1/07	Q2/06	YTD 2007	YTD 2006
Operating income	NOK mill.	2 257	2 190	2 195	4 447	4 467
Gross operating earnings	NOK mill.	456	446	390	902	811
Net operating earnings	NOK mill.	280	266	153	546	301
Gross operating margin	%	20,2	20,4	17,8	20,3	18,2
Deliveries	1000 tonnes	517	497	551	1 014	1 101
Production	1000 tonnes	537	536	520	1 073	1 076
Production/capacity	%	97	97	96	97	96

The second quarter result for the segment is slightly better than in the preceding quarter. Achieved average prices in the segment were marginally lower than in the preceding quarter, mainly due a stronger Norwegian krone. Cost increases on recovered paper have to a large extent offset the effects of the improvement program.

The demand for newsprint in Europe in the first half of 2007 was in line with the first half of 2006, and the price level is stable. However, total deliveries from the industry in western Europe are down 3.8% in the first half of 2007 compared to the same period in 2006. This is due to increased imports from Canada.

Europe magazine paper

Key figures		Q2/07	Q1/07	Q2/06	YTD 2007	YTD 2006
Operating income	NOK mill.	1 556	1 624	1 471	3 180	3 145
Gross operating earnings	NOK mill.	148	149	176	297	430
Net operating earnings	NOK mill.	2	(10)	10	(8)	96
Gross operating margin	%	9,5	9,2	12,0	9,3	13,7
Deliveries	1000 tonnes	296	304	281	600	591
Production	1000 tonnes	322	308	307	630	631
Production/capacity	%	93	89	90	91	92

The result in the segment shows a marginal improvement compared to the preceding quarter, but remains very weak.

The development in magazine paper demand in Europe is good, with an increase of 2.9% in the first half of 2007 compared to the first half of 2006. The prices have mostly been stable in the second quarter, but at a very low level due to overcapacity. Somewhat improved market balance can be expected during the second half of 2007 due to announced shut-downs in both Europe and North America. However, there is still much uncertainty related to the possibility of price increases.

Asia

Key figures		Q2/07	Q1/07	Q2/06	YTD 2007	YTD 2006
Operating income	NOK mill.	1 433	1 381	1 409	2 814	2 947
Gross operating earnings	NOK mill.	241	301	268	542	510
Net operating earnings	NOK mill.	82	137	83	219	133
Gross operating margin	%	16,8	21,8	19,0	19,3	17,3
Deliveries	1000 tonnes	392	364	395	756	759
Production	1000 tonnes	391	389	402	780	772
Production/capacity	%	97	97	90	97	86

Profits in the Asian segment in the second quarter of 2007 are negatively affected by somewhat lower average prices than in the preceding quarter, in addition to a cost increase for recovered paper in China. Compared to last year, the production volumes have mostly been maintained, in spite of shutting down two paper machines at Norske Skog Jeonju at the end of September 2006.

There is a positive demand development in most Asian markets except for Japan. Demand in China is 6% higher in the period January-May compared with last year, and the increase in Korea is 2%. The price level measured in local currency is stable in China and Korea in the second quarter compared with the first quarter, while most other Asian markets have lower prices.

Australasia

Key figures		Q2/07	Q1/07	Q2/06	YTD 2007	YTD 2006
Operating income	NOK mill.	985	969	973	1 954	1 860
Gross operating earnings	NOK mill.	278	277	167	555	233
Net operating earnings	NOK mill.	104	102	12	206	(93)
Gross operating margin	%	28,2	28,6	17,2	28,4	12,5
Deliveries	1000 tonnes	196	194	220	390	407
Production	1000 tonnes	213	198	210	411	391
Production/capacity	%	97	90	93	94	87

The segment profit in the second quarter of 2007 remains at a satisfactory level. When comparing with last years figures, the rebuild shut at Albury and the high energy costs in New Zealand must be taken into account. Total costs per tonnes are 10 per cent lower in the first half of 2007 than in the same period in 2006, mainly because PM 1 at Norske Skog Tasman was shut down in August last year. As of July 2007 the prices in Australia were reduced by 7%, with a basis in the price formula incorporated in the long-term contracts.

Production limitations at Norske Skog Albury due to the water situation can still not be excluded, even if there was some precipitation in June and July. Efforts are underway to reduce total water consumption at the mill. If a production stop should occur, the customers will be supplied from other Norske Skog mills around the world.

The newsprint demand was up 3% in first half year 2007 compared to first half year 2006.

South America

Key figures		Q2/07	Q1/07	Q2/06	YTD 2007	YTD 2006
Operating income	NOK mill.	345	312	321	657	660
Gross operating earnings	NOK mill.	85	70	92	155	181
Net operating earnings	NOK mill.	46	26	48	72	90
Gross operating margin	%	24,6	22,4	28,7	23,6	27,4
Deliveries	1000 tonnes	77	68	73	147	143
Production	1000 tonnes	77	73	74	150	146
Production/capacity	%	99	94	95	96	94

The segment result in South America improved somewhat from the first quarter due to higher volumes and because of a minor provision related to wood deliveries in the first quarter.

The demand for newsprint in South America is marginally up so far in 2007 compared to the same period last year, when customers were building up significant stock levels. The customers' stock levels are now expected to be back to normal.

Lysaker, 2 August 2007

The Board of Directors of Norske Skogindustrier ASA

NORSKE SKOG GROUP ACCOUNTS

Profit and loss account

NOK Million	Apr - Jun 07	Apr - Jun 06	Jan - Jun 07	Jan - Jun 06	2006
Operating revenue	**6 794**	**6 772**	**13 520**	**13 916**	**28 812**
Distribution costs	(585)	(603)	(1 177)	(1 251)	(2 521)
Cost of materials	(3 856)	(3 696)	(7 728)	(7 696)	(15 498)
Change in inventory	280	23	586	118	(102)
Employee benefit expenses	(841)	(922)	(1 760)	(1 934)	(3 800)
Other operating expenses	(663)	(493)	(1 137)	(1 038)	(2 187)
Restructuring expenses	-	(63)	-	(63)	(484)
Other gains and losses	(206)	(186)	(589)	(181)	(288)
Gross operating earnings	**923**	**832**	**1 715**	**1 871**	**3 932**
Depreciation and amortisation	(713)	(803)	(1 448)	(1 670)	(3 226)
Impairments	26	(43)	26	(43)	(3 233)
Operating earnings	**236**	**(14)**	**293**	**158**	**(2 527)**
Share of profit in associated companies	17	10	30	193	202
Financial items	(80)	(209)	(285)	(370)	(1 155)
Profit before tax	**173**	**(213)**	**38**	**(19)**	**(3 480)**
Income tax expense	(52)	22	(16)	34	463
Net profit	**121**	**(191)**	**22**	**15**	**(3 017)**
Attributable to minority interests	(14)	(11)	(19)	(18)	(208)
Attributable to equity holders of the company	**135**	**(180)**	**41**	**33**	**(2 809)**
Earnings per share	0.71	(0.95)	0.22	0.17	(14.84)

Balance sheet

NOK Million	30.06.07	30.06.06	31.12.06
ASSETS			
Deferred tax asset	89	263	216
Other intangible assets	2 964	4 858	3 056
Property, plant and equipment	32 273	33 318	33 547
Investments in associated companies	340	295	333
Other non-current assets	35	622	425
Total non-current assets	**35 701**	**39 356**	**37 577**
Inventory	3 259	2 819	2 688
Receivables	3 994	4 087	3 999
Cash and cash equivalents	2 222	705	397
Other current assets	1 895	492	569
Total current assets	**11 370**	**8 103**	**7 653**
Total assets	**47 071**	**47 459**	**45 230**
Shareholders' equity and liabilities			
Paid-in equity	12 322	12 309	12 309
Retained earnings	4 397	7 763	5 791
Minority interests	426	630	450
Total equity	**17 145**	**20 702**	**18 550**
Pension obligations	511	449	530
Deferred tax	1 505	2 511	1 804
Interest-bearing non-current liabilities	17 961	17 681	14 712
Other non-current liabilities	1 882	786	1 756
Total non-current liabilities	**21 859**	**21 427**	**18 802**
Interest-bearing current liabilities	3 002	939	3 114
Trade and other receivables	3 642	3 666	3 833
Tax payable	167	103	123
Other current liabilities	1 256	622	808
Total current liabilities	**8 067**	**5 330**	**7 878**
Total liabilities	**29 926**	**26 757**	**26 680**
Total equity and liabilities	**47 071**	**47 459**	**45 230**

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by segment

Operating revenue

NOK million	Apr - Jun 07	Apr - Jun 06	Jan - Jun 07	Jan - Jun 06	2006
Europe					
Newsprint	2 257	2 195	4 447	4 467	9 072
Magazine paper	1 556	1 471	3 180	3 145	6 748
Total Europe	**3 813**	**3 666**	**7 627**	**7 612**	**15 820**
Asia					
Newsprint	1 433	1 409	2 814	2 947	6 096
Australasia					
Newsprint	985	973	1 954	1 860	3 897
South America					
Newsprint	345	321	657	660	1 399
Other items					
Other industry in Norway	-	1	2	108	110
Other revenues	432	534	826	966	1 943
Staff/eliminations	(214)	(132)	(360)	(237)	(453)
Total other items	**218**	**403**	**468**	**837**	**1 600**
Total group	**6 794**	**6 772**	**13 520**	**13 916**	**28 812**

Gross operating earnings

NOK million	Apr - Jun 07	Apr - Jun 06	Jan - Jun 07	Jan - Jun 06	2006
Europe					
Newsprint	456	390	902	811	1 742
Magazine paper	148	176	297	430	933
Total Europe	**604**	**566**	**1 199**	**1 241**	**2 675**
Asia					
Newsprint	241	268	542	510	997
Australasia					
Newsprint	278	167	555	233	719
South America					
Newsprint	85	92	155	181	469
Other items					
Other industry in Norway	-	-	-	11	11
Staff/eliminations	(79)	(12)	(147)	(61)	(167)
Other gains and losses	(206)	(186)	(589)	(181)	(288)
Restructuring expenses	-	(63)	-	(63)	(484)
Total other items	**(285)**	**(261)**	**(736)**	**(294)**	**(928)**
Total group	**923**	**832**	**1 715**	**1 871**	**3 932**

NORSKE SKOG GROUP ACCOUNTS
Revenue and profit by segment

Operating earnings

NOK million	Apr - Jun 07	Apr - Jun 06	Jan - Jun 07	Jan - Jun 06	2006
Europe					
Newsprint	280	153	546	301	768
Magazine paper	2	10	(8)	96	282
Total Europe	**282**	**163**	**538**	**397**	**1 050**
Asia					
Newsprint	82	83	219	133	252
Australasia					
Newsprint	104	12	206	(93)	68
South America					
Newsprint	46	48	72	90	289
Other items					
Other industry in Norway	-	-	-	6	6
Staff/eliminations	(98)	(28)	(179)	(88)	(187)
Other gains and losses	(206)	(186)	(589)	(181)	(288)
Restructuring expenses	-	(63)	-	(63)	(484)
Impairments	26	(43)	26	(43)	(3 233)
Total other items	**(278)**	**(320)**	**(742)**	**(369)**	**(4 186)**
Total group	**236**	**(14)**	**293**	**158**	**(2 527)**

NORSKE SKOG GROUP ACCOUNTS

Revenue and profit by segment

Production

(1,000 tons)	Apr - Jun 07	Apr - Jun 06	Jan - Jun 07	Jan - Jun 06	2006
Europe					
Newsprint	537	520	1 073	1 076	2 151
Magazine paper	322	307	630	631	1 279
Total Europe	**859**	**827**	**1 703**	**1 707**	**3 430**
Asia					
Newsprint	391	402	780	772	1 553
Australasia					
Newsprint	213	210	411	391	798
South America					
Newsprint	77	74	150	146	297
Total newsprint	**1 218**	**1 206**	**2 414**	**2 385**	**4 799**
Total magazine paper	**322**	**307**	**630**	**631**	**1 279**
Total publication paper	**1 540**	**1 513**	**3 044**	**3 016**	**6 078**

Deliveries

(1,000 tons)	Apr - Jun 07	Apr - Jun 06	Jan - Jun 07	Jan - Jun 06	2006
Europe					
Newsprint	517	551	1 014	1 101	2 176
Magazine paper	296	281	600	591	1 247
Total Europe	**813**	**832**	**1 614**	**1 692**	**3 423**
Asia					
Newsprint	392	395	756	759	1 562
Australasia					
Newsprint	196	220	390	407	827
South America					
Newsprint	77	73	145	143	294
Total newsprint	**1 182**	**1 239**	**2 305**	**2 410**	**4 859**
Total magazine paper	**296**	**281**	**600**	**591**	**1 247**
Total publication paper	**1 478**	**1 520**	**2 905**	**3 001**	**6 106**

NORSKE SKOG GROUP ACCOUNTS

Quarterly comparisons group

NOK million	2Q07	1Q07	4Q06	3Q06	2Q06	1Q06	4Q05	3Q05	2Q05
Operating revenue	6 794	6 726	7 704	7 192	6 772	7 144	7 107	6 425	6 433
Restructuring expenses	-	-	(45)	(376)	(63)	-	(270)	-	-
Gross operating earnings	923	792	1 296	765	832	1 039	813	1 059	1 062
Depreciation and amortisation	(713)	(735)	(729)	(827)	(803)	(867)	(828)	(740)	(748)
Impairments	26	-	-	(3 190)	(43)	-	(179)	-	(58)
Operating earnings	236	57	567	(3 252)	(14)	172	(194)	319	256
Profit before tax	173	(135)	318	(3 779)	(213)	194	(1 127)	177	31
Attributable to equity holders of the company	135	(94)	245	(3 087)	(180)	213	(997)	193	(8)

Quarterly comparison segments

NOK million	2Q07	1Q07	4Q06	3Q06	2Q06	1Q06	4Q05	3Q05	2Q05
Operating revenue									
Europe	3 813	3 814	4 301	3 907	3 666	3 946	3 962	3 990	3 924
Asia	1 433	1 381	1 577	1 572	1 409	1 538	1 107	658	636
Australasia	985	969	1 048	989	973	887	1 019	1 028	1 056
South America	345	312	375	364	321	339	339	320	300
Other activities	432	396	504	475	535	539	780	505	597
Staff/eliminations	(214)	(146)	(101)	(115)	(132)	(105)	(100)	(76)	(80)
Total operating revenue	**6 794**	**6 726**	**7 704**	**7 192**	**6 772**	**7 144**	**7 107**	**6 425**	**6 433**
Gross operating earnings									
Europe	604	595	692	742	566	675	529	663	579
Asia	241	301	290	197	268	242	170	119	132
Australasia	278	277	246	240	167	66	164	215	196
South America	85	70	180	108	92	89	43	77	74
Other activities	-	-	-	-	-	11	25	12	12
Staff/eliminations	(79)	(68)	(81)	(40)	(12)	(49)	(56)	(15)	(23)
Other gains and losses	(206)	(383)	14	(106)	(186)	5	208	(12)	92
Restructuring expenses	-	-	(45)	(376)	(63)	-	(270)	-	-
Total gross operating earnings	**923**	**792**	**1 296**	**765**	**832**	**1 039**	**813**	**1 059**	**1 062**
Operating earnings									
Europe	282	256	324	329	163	234	130	241	148
Asia	82	137	110	9	83	50	23	43	56
Australasia	104	102	88	73	12	(105)	(39)	39	22
South America	46	26	131	68	48	42	(5)	29	26
Other activities	-	-	-	-	-	6	17	4	4
Staff/eliminations	(98)	(81)	(55)	(59)	(28)	(60)	(79)	(25)	(34)
Other gains and losses	(206)	(383)	14	(106)	(186)	5	208	(12)	92
Restructuring expenses	-	-	(45)	(376)	(63)	-	(270)	-	-
Impairments	26	-	-	(3 190)	(43)	-	(179)	-	(58)
Total operating earnings	**236**	**57**	**567**	**(3 252)**	**(14)**	**172**	**(194)**	**319**	**256**

NORSKE SKOG GROUP ACCOUNTS

Financial key figures

	Definitions:	Jan - Jun 07	Jan - Jun 06	2006
Net operating margin	1	2.2	1.1	(8.8)
Gross operating margin	2	12.7	13.4	13.6
Return on capital employed		4.5	0.8	3.7
Equity ratio %	3	36.4	43.6	41.0
Equity ratio excl. minority interests %	4	35.5	42.3	40.0
Net interest bearing debt	5,8	17 462	17 751	17 320
Net interest-bearing debt/equity	5,8	1.02	0.86	0.93
Net interest-bearing debt/equity excl. minority interests	5,8	1.04	0.88	0.96
Earnings per share after taxes	6	0.22	0.17	(14.84)
Cash flow per share after taxes	7	4.61	4.36	14.60

Definitions:

1 : Net operating margin = operating earnings / operating revenue

2 : Gross operating margin = gross operating earnings / operating revenue

3 : Equity ratio = shareholders' equity / total assets

4 : Equity ratio excl. minority interests = (shareholders' equity - minority interests) / total assets

5 : Net interest bearing debt = Interest bearing debt - cash and cash equivalents - current investments - interest rate swaps fair value hedge

6 : Earnings per share after taxes = net earnings / average number of shares

7 : Cash flow per share after taxes = net cash flow from operating activities / average number of shares

8 : Fair value hedge = a hedge of the exposure to changes in fair value of a recognised asset or liability that is attributable to a particular risk and could affect profit or loss.

Cash flow statement

NOK million	Apr - Jun 07	Apr - Jun 06	Jan - Jun 07	Jan - Jun 06	2006
Cash flow from operating activities					
Cash generated from operations	6 740	6 835	13 467	13 931	28 905
Cash used in operations	(6 095)	(5 936)	(11 991)	(12 511)	(24 608)
Cash from net financial items	(327)	(316)	(574)	(547)	(1 365)
Taxes paid	(52)	(9)	(29)	(48)	(169)
Net cash flow from operating activities	**266**	**574**	**873**	**825**	**2 763**
Cash flow from investing activities					
Investments in operational fixed assets	(499)	(468)	(698)	(801)	(1 722)
Sales of operational fixed assets	1	7	2	7	11
Net cash from sold shares in other companies	-	-	-	1 213	1 213
Net cash flow from investing activities	**(498)**	**(461)**	**(696)**	**419**	**(498)**
Cash flow from financing activities					
Net change in long-term liabilities	3 737	519	3 719	(485)	(3 977)
Net change in current liabilities	469	92	187	160	2 343
Dividend paid [1]	(1 049)	(956)	(1 049)	(956)	(1 046)
Net cash flow from financing activities	**3 157**	**(345)**	**2 857**	**(1 281)**	**(2 680)**
Translation difference	(17)	(11)	(19)	(7)	(1)
Total change in liquid assets	**2 908**	**(243)**	**3 015**	**(44)**	**(416)**

[1] The amounts include dividend paid to minority shareholders in PanAsia

NORSKE SKOG GROUP ACCOUNTS

Special items

The table below shows special items which have influenced net earnings over the past five quarters.

NOK million	2/07	1/07	4/06	3/06	2/06
Restructuring provision (op earnings)	-	-	(45)	(376)	(63)
Accrual for bad debt (op earnings)	-	-	-	(75)	-
Impairments (op earnings)	26	-	-	(3 190)	(43)
Translation effects on accounts receivable and payable (op earnings)	(7)	(12)	(36)	30	(33)
Change in market value of interest rate derivatives (financial items)	19	2	14	(17)	11
Currency hedging gain/(loss) (financial items)	132	81	30	(232)	47

NORSKE SKOG GROUP ACCOUNTS

Change in equity

	Share capital	Other paid-in equity	Retained earnings	Total
Total equity excluding minority interests 1 January 2007	12 309	785	5 006	18 100
Currency translation adjustments and other	13	-	(390)	(377)
Share issues	-	-	-	-
Dividend paid	-	-	(1 045)	(1 045)
Net profit for the period	-	-	41	41
Total equity excluding minority interests 30 June 2007	**12 322**	**785**	**3 612**	**16 719**

Accounting principles
The interim financial statements for the second quarter of 2007 are presented in accordance with IAS 34. The interim financial statements, including comparative figures, are based on today's IFRS standards and interpretations.

The accounting principles applied in these interim financial statements are the same as those applied in the financial statements at 31 December 2006 and for the year ending at that date.

Accounting estimates, judgements and assumptions
The group prepares estimates and makes judgements and assumptions about the future. Accounting estimates derived from these will by definition seldom accord fully with the final outcome.

Estimates and the underlying assumptions are reviewed on an ongoing basis. The effects of changes in accounting estimates are recognised in the period in which the estimates are revised. If the change in estimates also has an effect on future periods, these effects are recognised in the period in which the estimates are revised and in the future periods in which the changes in estimates have an effect.

The same judgements and assumptions have been made when applying accounting policies and preparing estimates in preparing these interim financial statements as when preparing the financial statements at 31 December 2006 and for the year ending at that date.

NORSKE SKOG GROUP ACCOUNTS

Gross and net operating earnings

These tables show gross and net operating earnings under IFRS, adjusted for impairments, changes in the value of power contracts, and restructuring costs (- equals gain, + equals loss).

NOK Million	Apr - Jun 07	Jan - Mar 07	Apr - Jun 06	Jan - Jun 07	Jan - Jun 06
Gross operating earnings, IFRS	**923**	**792**	**832**	**1 715**	**1 871**
Reversals:					
Other gains and losses	+206	+383	+186	+589	+181
Restructuring expenses	-	-	+63	-	+63
Gross op earnings, adjusted	**1 129**	**1 175**	**1 081**	**2 304**	**2 115**
Gross op margin, adjusted %	16.6	17.5	16.0	17.0	15.2

NOK Million	Apr - Jun 07	Jan - Mar 07	Apr - Jun 06	Jan - Jun 07	Jan - Jun 06
Net operating earnings, IFRS	**236**	**57**	**-14**	**293**	**158**
Reversals:					
Other gains and losses	+206	+383	+186	+589	+181
Restructuring expenses	-	-	+63	-	+63
Impairments	-26	-	+43	-26	+43
Net op earnings, adjusted	**416**	**440**	**278**	**856**	**445**
Net op margins, adjusted %	6.1	6.5	4.1	6.3	3.2

82-5226
03.08.2007

Norske Skog

Q2 2007

Financial figures
Details

Norske Skog

P&L account Q2 2007 vs Q1 2007

(NOK mill.)	Q2 2007	Q1 2007	*Change*
Operating revenue	**6 794**	**6 726**	***68***
Distribution costs	(585)	(592)	*7*
Cost of materials	(3 856)	(3 872)	*16*
Changes in inventory	280	306	*(26)*
Employee benefit expenses	(841)	(919)	*78*
Other operating expenses	(663)	(474)	*(189)*
Restructuring expenses	-	-	-
Other gains and losses	(206)	(383)	*177*
Gross operating earnings	**923**	**792**	***131***
Depreciation and amortisation	(713)	(735)	*22*
Impairments	26	-	*26*
Operating earnings	**236**	**57**	***179***
Share of profit in associated companies	17	13	*4*
Financial items	(80)	(205)	*125*
Profit before tax	**173**	**(135)**	***308***
Income tax expense	(52)	36	*(88)*
Net profit	**121**	**(99)**	***220***
Attributable to minority interests	**(14)**	**(5)**	***(9)***
Attributable to equity holders of the Company	**135**	**(94)**	***229***

Norske Skog

P&L account Q2 2007 vs Q2 2006

(NOK mill.)	Q2 2007	Q2 2006	*Change*
Operating revenue	**6 794**	**6 772**	***22***
Distribution costs	(585)	(603)	*18*
Cost of materials	(3 856)	(3 696)	*(160)*
Changes in inventory	280	23	*257*
Employee benefit expenses	(841)	(922)	*81*
Other operating expenses	(663)	(493)	*(170)*
Restructuring expenses	-	(63)	*63*
Other gains and losses	(206)	(186)	*(20)*
Gross operating earnings	**923**	**833**	***90***
Depreciation and amortisation	(713)	(803)	*90*
Impairments	26	(43)	*69*
Operating earnings	**236**	**(14)**	***250***
Share of profit in associated companies	17	10	*7*
Financial items	(80)	(209)	*129*
Profit before tax	**173**	**(213)**	***386***
Income tax expense	(52)	22	*(74)*
Net profit	**121**	**(191)**	***312***
Attributable to minority interests	**(14)**	**(11)**	***(3)***
Attributable to equity holders of the Company	**135**	**(180)**	***315***

Norske Skog

P&L account YTD 2007 vs YTD 2006

(NOK mill.)	YTD 2007	YTD 2006	*Change*
Operating revenue	**13 520**	**13 916**	***(396)***
Distribution costs	(1 177)	(1 251)	*74*
Cost of materials	(7 728)	(7 696)	*(32)*
Changes in inventory	586	118	*468*
Employee benefit expenses	(1 760)	(1 934)	*174*
Other operating expenses	(1 137)	(1 038)	*(99)*
Restructuring expenses	-	(63)	*63*
Other gains and losses	(589)	(181)	*(408)*
Gross operating earnings	**1 715**	**1 871**	***(156)***
Depreciation and amortisation	(1 448)	(1 670)	*222*
Impairments	26	(43)	*69*
Operating earnings	**293**	**158**	***135***
Share of profit in associated companies	30	193	*(163)*
Financial items	(285)	(370)	*85*
Profit before tax	**38**	**(19)**	***57***
Income tax expense	(16)	34	*(50)*
Net profit	**22**	**15**	***7***
Attributable to minority interests	**(19)**	**(18)**	***(1)***
Attributable to equity holders of the Company	**41**	**33**	***8***

Norske Skog

EBITDA Adjusted

NOK mill	Q2 2007	Q1 2007	Q2 2006	YTD 2007	YTD 2006
EBITDA IFRS	923	792	833	1 715	1 871
Reversals:					
Other gains and losses	+206	+383	+186	+589	+181
Restructuring expenses	-	-	+63	-	+63
EBITDA, adjusted	1 129	1 175	1 081	2 304	2 115
EBITDA margin, adjusted	16,6 %	17,5 %	16,0 %	17,0 %	15,2 %

EBIT Adjusted

NOK mill	Q2 2007	Q1 2007	Q2 2006	YTD 2007	YTD 2006
EBIT IFRS	236	57	-14	293	158
Reversals:					
Other gains and losses	+206	+383	+186	+589	+181
Restructuring expenses	-	-	+63	-	+63
Impairments	-26	-	+43	-26	+43
EBIT, adjusted	**416**	**440**	**278**	**856**	**445**
EBIT margin, adjusted	6,1 %	6,5 %	4,1 %	6,3 %	3,2 %

Adjusted EBITDA / EBIT per quarter



1 071
331
925
97
1 034
167
1 081
278
1 322
495
1 267
538
1 175
440
1 129
416
3Q 2005
4Q 2005
1Q 2006
2Q 2006
3Q 2006
4Q 2006
1Q 2007
2Q 2007
EBITDA (NOK mill.)
EBIT (NOK mill.)

EBITDA/EBIT adjusted for the value of power contracts, provision cost energy cost in South America and restructuring expenses.

In addition, the EBIT is adjusted for impairments.

EBITDA margins per segment
Q2 2007 vs Q1 2007


20,2 %
20,4 %
9,5 %
9,2 %
16,8 %
21,8 %
28,2 %
28,6 %
24,6 %
22,4 %
18,4 %
19,2 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication paper 1)
Q2 2007
Q1 2007

1) Publication paper is stated without Tasmanian Forests, Recovered Paper Trading, Wood Trading and Energy Trading

Norske Skog

EBIT margins per segment
Q2 2007 vs Q1 2007



12,4 %
12,1 %
0,1 %
-0,6 %
5,7 %
9,9 %
10,6 %
10,5 %
13,3 %
8,3 %
7,8 %
8,0 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication paper 1)
Q2 2007
Q1 2007

1) Publication paper is stated without Tasmanian Forests, Recovered Paper Trading, Wood Trading and Energy Trading

Financial Items

(NOK mill.)	Q2 2007	Q1 2007	Q2 2006	YTD 2006	YTD 2007
Net interest costs (clean)	**-259**	**-258**	**-244**	**-498**	**-517**
Interest rate derivatives*	**19**	**2**	**11**	**41**	**21**
Currency gain/loss**	**187**	**83**	**43**	**129**	**270**
Other financial items	**-27**	**-31**	**-19**	**-42**	**-58**
Total financial items	**-80**	**-205**	**-209**	**-370**	**-285**
Net interest-bearing debt	**17,462**	**16,605**	**17,751**	**17,751**	**17,462**
Average interest cost YTD	**5.7 %**	**6.0 %**	**5.1 %**	**5.1 %**	**5.7 %**

**Change in market value of interest rate derivatives not included in hedge accounting*

***Currency loans, forward contracts, options*

NSI trade weighted currency index



NSG Fx Index (1/1/02=10
96
94
92
90
88
86
84
82
80
94,5
91,6
92,0
91,6
88,3
88,7
87,9
86,6
87,3
87,6
88,6
85,9
88,3
90,1
88,2
88,5
87,1
87,8
Q1 '04 Q2 '04 Q3 '04 Q4 '04 Q1 '05 Q2 '05 Q3 '05 Q4 '05 Q1 '06 Q2 '06 Q3 '06 Q4 '06 Q1 '07 Q2 '07
Avg Q'ly Index
Avg 2004
Avg 2005
Avg 2006
Avg 2007

Norske Skog

Balance Sheet

NOK million	30.06.2007	31.03.2007	Change
ASSETS			
Deferred tax asset	89	221	*-132*
Other intangible assets	2 964	3 046	*-82*
Property, plant and equipment	32 273	32 489	*-216*
Investment in associated companies	340	343	*-3*
Other non-current assets	35	420	*-385*
Total non-current assets	**35 701**	**36 519**	***-818***
Inventories	3 259	2 970	*289*
Receivables	3 994	3 918	*76*
Cash and cash equivalents	2 222	537	*1 685*
Other current assets	1 895	596	*1 299*
Total current assets	**11 370**	**8 021**	*3 349*
TOTAL ASSETS	47 071	44 540	2 531
Equity	12 322	12 309	*13*
Retained earnings	4 397	5 583	*-1 186*
Minority interests	426	432	*-6*
Equity incl. Minorities	**17 145**	**18 324**	***-1 179***
Pension obligations	511	537	*-26*
Deferred tax	1 505	1 619	*-114*
Interest bearing non-current liabilities	17 961	14 552	*3 409*
Other non-current liabilities	1 882	1 772	*110*
Total non-current liabilities	**21 859**	**18 480**	*3 379*
Interest-bearing current liabilities	3 002	2 683	*319*
Trade and other payables	3 642	3 832	*-190*
Tax payable	167	159	*8*
Other current liabilities	1 256	1 062	*194*
Total current liabilities	**8 067**	**7 736**	*331*
Total liabilities	**29 926**	**26 216**	*3 710*
TOTAL EQUITY AND LIABILITIES	47 071	44 540	2 531
Net interest-bearing debt	**17 462**	**16 605**	***857***

Norske Skog

Balance Sheet

NOK million	30.06.2007	31.12.2006	*Change*
ASSETS			
Deferred tax asset	89	216	*-127*
Other intangible assets	2 964	3 056	*-92*
Property, plant and equipment	32 273	33 547	*-1 274*
Investment in associated companies	340	333	*7*
Other non-current assets	35	425	*-390*
Total non-current assets	**35 701**	**37 577**	***-1 876***
Inventories	3 259	2 688	*571*
Receivables	3 994	3 999	*-5*
Cash and cash equivalents	2 222	397	*1 825*
Other current assets	1 895	569	*1 326*
Total current assets	**11 370**	**7 653**	***3 717***
TOTAL ASSETS	47 071	45 230	*1 841*
Equity	12 322	12 309	*13*
Retained earnings	4 397	5 791	*-1 394*
Minority interests	426	450	*-24*
Equity incl. Minorities	**17 145**	**18 550**	***-1 405***
Pension obligations	511	530	*-19*
Deferred tax	1 505	1 804	*-299*
Interest bearing non-current liabilities	17 961	14 712	*3 249*
Other non-current liabilities	1 882	1 756	*126*
Total non-current liabilities	**21 859**	**18 802**	***3 057***
Interest-bearing current liabilities	3 002	3 114	*-112*
Trade and other payables	3 642	3 833	*-191*
Tax payable	167	123	*44*
Other current liabilities	1 256	808	*448*
Total current liabilities	8 067	**7 878**	***189***
Total liabilities	**29 926**	**26 680**	***3 246***
TOTAL EQUITY AND LIABILITIES	47 071	45 230	*1 841*
Net interest-bearing debt	**17 462**	**17 320**	***142***

Balance Sheet – YTD Currency Effect

Gross Assets less non-interest bearing debt

Distribution as of 30.06.2007:

NOK	23%
EUR	24%
AUD	12%
NZD	8%
USD	14%
KRW	18%
Other	1%

Decrease in 2007: NOK -742 mill

Debt

Distribution as of 30.06.2007:

NOK	0%
EUR	52%
AUD	15%
NZD	0%
USD	22%
KRW	8%
Other	3%

Decrease in 2007: NOK -590 mill

Currency rate change

YTD:

EUR	-3,2%
AUD	1,7%
NZD	3,5%
USD	-5,6%
KRW	-4,5%

Decreased equity: NOK -152 mill.

DEBT MATURITY SCHEDULE AS OF 31.03.2007



NOK millior
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2611
399
1487
4648
3967
1379
1333
1219
2007
2008
2009
2010
2011
2012-14
2015
2033
YEAR

15

Norske Skog

DEBT MATURITY SCHEDULE AS OF 30.06.2007



NOK million
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2813
433
1417
4567
3843
1302
1181
4106
1181
2007
2008
2009
2010
2011
2012-14
2015-16
2017
2033
YEAR

Norske Skog

PROFORMA DEBT MATURITY SCHEDULE



5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
NOK millior
1177
533
1417
1 100
3467
3843
1302
1181
4106
1181
2007
2008
2009
2010
2011
2012-14
2015-16
2017
2033
YEAR

Norske Skog

Cash flow Q2 2007 vs Q1 2007

(NOK million)	Q2 2007	Q1 2007	*Change*
EBITDA incl. restr. costs	923	792	*131*
Adjustment of non-cash items in EBITDA[1)]	218	418	*(200)*
Change in Working Capital	(496)	(379)	*(117)*
Operational Cash Flow	**645**	**831**	***(186)***
Cash from net financial items	(327)	(247)	*(80)*
Taxes paid	(52)	23	*(75)*
Levered Operational Cash Flow	**266**	**607**	***(341)***
Investments (capex)	(499)	(199)	*(300)*
Sale of operational fixed assets	1	1	-
Other investments / divestments	-	-	-
Dividend paid	(1 049)	-	*(1 049)*
Free Cash Flow	**(1 281)**	**409**	***(1 690)***
New equity	-	-	-
FX and other non cash items on cash and debt	424	306	*118*
Change in net interest bearing debt	**(857)**	**715**	***(1 572)***

1) Unrealised gain/(loss) on energy hedging contracts, gain/loss on sale of fixed assets

Norske Skog

Cash flow Q2 2007 vs Q2 2006

(NOK million)	Q2 2007	Q2 2006	*Change*
EBITDA incl. restr. costs	923	832	*91*
Adjustment of non-cash items in EBITDA [1]	218	280	*(62)*
Change in Working Capital	(496)	(213)	*(283)*
Operational Cash Flow	**645**	**899**	***(254)***
Cash from net financial items	(327)	(316)	*(11)*
Taxes paid	(52)	(9)	*(43)*
Levered Operational Cash Flow	**266**	**574**	***(308)***
Investments (capex)	(499)	(468)	*(31)*
Sale of operational fixed assets	1	7	*(6)*
Dividend paid	(1 049)	(956)	*(93)*
Free Cash Flow	**(1 281)**	**(843)**	***(438)***
New equity	-	-	-
FX and other non cash items on cash and debt	424	607	*(183)*
Change in net interest bearing debt	**(857)**	**(236)**	***(621)***

1) Unrealised gain/(loss) on energy hedging contracts, gain/loss on sale of fixed assets

Cash flow YTD 2007 vs YTD 2006

(NOK million)	YTD 2007	YTD 2006	*Change*
EBITDA incl. restr. costs	1 715	1 871	*(156)*
Adjustment of non-cash items in EBITDA[1)]	636	280	*356*
Change in Working Capital	(875)	(731)	*(144)*
Operational Cash Flow	**1 476**	**1 420**	***56***
Cash from net financial items	(574)	(547)	*(27)*
Taxes paid	(29)	(48)	*19*
Levered Operational Cash Flow	**873**	**825**	***48***
Investments (capex)	(698)	(801)	*103*
Sale of operational fixed assets	2	7	*(5)*
Other investments / divestments	-	1 213	*(1 213)*
Dividend paid	(1 049)	(956)	*(93)*
Free Cash Flow	**(872)**	**288**	***(1 160)***
FX and other non cash items on cash and debt	730	1 024	*(294)*
Change in net interest bearing debt	**(142)**	**1 312**	***(1 454)***

1) Unrealised gain/(loss) on energy hedging contracts, gain/loss on sale of fixed assets

Norske Skog

Segmented results

Norske Skog

Financial Summary - Segments

		Europe News	Europe Mag	Europe Tot	PanAsia	Australasia	South America
Revenue	Q2 06	2 195	1 471	3 666	1 409	973	321
	Q3 06	2 159	1 748	3 907	1 572	989	364
	Q4 06	2 446	1 855	4 301	1 577	1 048	375
	Q1 07	2 190	1 624	3 814	1 381	969	312
	Q2 07	2 257	1 556	3 813	1 433	985	345
EBITDA	Q2 06	390	176	566	268	167	92
	Q3 06	465	277	742	197	240	108
	Q4 06	466	226	692	290	246	120
	Q1 07	446	149	595	301	277	70
	Q2 07	456	148	604	241	278	85
EBIT	Q2 06	153	10	163	83	12	48
	Q3 06	223	106	329	9	73	68
	Q4 06	244	80	324	110	88	71
	Q1 07	266	(10)	256	137	102	26
	Q2 07	280	2	282	82	104	46
EBITDA %	Q2 06	17,8 %	12,0 %	15,4 %	19,0 %	17,2 %	28,7 %
	Q3 06	21,5 %	15,8 %	19,0 %	12,5 %	24,3 %	29,7 %
	Q4 06	19,1 %	12,2 %	16,1 %	18,4 %	23,5 %	32,0 %
	Q1 07	20,4 %	9,2 %	15,6 %	21,8 %	28,6 %	22,4 %
	Q2 07	20,2 %	9,5 %	15,8 %	16,8 %	28,2 %	24,6 %
EBIT %	Q2 06	7,0 %	0,7 %	4,4 %	5,9 %	1,2 %	15,0 %
	Q3 06	10,3 %	6,1 %	8,4 %	0,6 %	7,4 %	18,7 %
	Q4 06	10,0 %	4,3 %	7,5 %	7,0 %	8,4 %	18,9 %
	Q1 07	12,1 %	-0,6 %	6,7 %	9,9 %	10,5 %	8,3 %
	Q2 07	12,4 %	0,1 %	7,4 %	5,7 %	10,6 %	13,3 %

Norske Skog

Operational Summary - Segment

		Europe News	Europe Mag	Europe Tot	PanAsia	Australasia	South America
Production (1000 tonnes)	Q2 06	520	307	827	402	210	74
	Q3 06	538	320	858	405	204	75
	Q4 06	537	328	865	376	203	76
	Q1 07	536	308	844	389	198	73
	Q2 07	537	322	859	349	213	77
Deliveries (1000 tonnes)	Q2 06	551	281	832	395	220	73
	Q3 06	508	318	826	406	209	75
	Q4 06	567	338	905	397	211	76
	Q1 07	497	304	801	364	194	70
	Q2 07	517	296	813	355	196	77
Production/ Capacity (%)	Q2 06	96 %	90 %	93 %	90 %	93 %	95 %
	Q3 06	99 %	93 %	97 %	91 %	91 %	97 %
	Q4 06	99 %	96 %	98 %	84 %	90 %	98 %
	Q1 07	97 %	89 %	94 %	97 %	90 %	94 %
	Q2 07	97 %	93 %	96 %	87 %	97 %	99 %
Deliveries/ Capacity (%)	Q2 06	101 %	82 %	94 %	88 %	98 %	94 %
	Q3 06	93 %	93 %	93 %	91 %	93 %	97 %
	Q4 06	104 %	99 %	102 %	89 %	94 %	98 %
	Q1 07	90 %	88 %	89 %	90 %	89 %	90 %
	Q2 07	94 %	86 %	91 %	88 %	89 %	99 %

Norske Skog

Europe Newsprint

NOK mill	Q2 2007	Q1 2007	Q2 2006	YTD 2007	YTD 2006
Operating revenue	2 257	2 190	2 195	4 447	4 467
EBITDA	456	446	390	902	811
EBIT	280	266	153	546	301
Gross operating margin	20,2	20,4	17,8	20,3	18,2
Shipments	517	497	551	1 014	1 101
Production	537	536	520	1 073	1 076
Production / capacity	97	97	96	97	96

Europe Magazine

NOK mill	Q2 2007	Q1 2007	Q2 2006	YTD 2007	YTD 2006
Operating revenue	1 556	1 624	1 471	3 180	3 145
EBITDA	148	149	176	297	430
EBIT	2	-10	10	-8	96
Gross operating margin	9,5	9,2	12,0	9,3	13,7
Shipments	296	304	281	600	591
Production	322	308	307	630	631
Production / capacity	93	89	90	91	92

Asia Newsprint

NOK mill	Q2 2007	Q1 2007	Q2 2006	YTD 2007	YTD 2006
Operating revenue	1 433	1 381	1 409	2 814	2 947
EBITDA	241	301	268	542	510
EBIT	82	137	83	219	133
Gross operating margin	16,8	21,8	19,0	19,3	17,3
Shipments	392	364	395	756	759
Production	391	389	402	780	772
Production / capacity	97	97	90	97	86

Australasia Newsprint

NOK mill	Q2 2007	Q1 2007	Q2 2006	YTD 2007	YTD 2006
Operating revenue	985	969	973	1 954	1 860
EBITDA	278	277	167	555	233
EBIT	104	102	12	206	-93
Gross operating margin	28,2	28,6	17,2	28,4	12,5
Shipments	196	194	220	390	407
Production	213	198	210	411	391
Production / capacity	97	90	93	94	87

South America Newsprint

NOK mill	Q2 2007	Q1 2007	Q2 2006	YTD 2007	YTD 2006
Operating revenue	345	312	321	657	660
EBITDA	85	70	92	155	181
EBIT	46	26	48	72	90
Gross operating margin	24,6	22,4	28,7	23,6	27,4
Shipments	77	70	73	147	143
Production	77	73	74	150	146
Production / capacity	99	94	95	96	94

"CLEAN" EBITDA BY QUARTERS

	Q4 2005	Q1 2006	Q2 2006	Q3 2006 [1]	Q4 2006	Q1 2007	Q2 2007
Europe newsprint	309	421	390	465	466	446	456
Europe magazine	220	254	176	277	226	149	148
Europe total	**529**	**675**	**566**	**742**	**692**	**595**	**604**
Asia [1]	170	242	268	272	290	301	241
Australasia	164	66	167	240	246	277	278
South America	93	89	92	108	120	70	85
Total regions	**956**	**1 072**	**1 093**	**1 362**	**1 348**	**1 243**	**1 208**
Other activities	25	11	-	-	-	-	-
Corp. Center, elim. etc	(56)	(49)	(12)	(40)	(81)	(68)	(79)
Clean EBITDA	**925**	**1 034**	**1 081**	**1 322**	**1 267**	**1 175**	**1 129**
Other gains and losses	208	5	(186)	(106)	14	(383)	(206)
Grid dispute, Brazil	(50)	-	-	-	60	-	-
Restruct Union	(270)	-	-	-	(45)	-	-
Restruct Parenco	-	-	(63)	-	-	-	-
Restruct Turnaround	-	-	-	(376)	-	-	-
Losses on accounts receivable	-	-	-	(75)	-	-	-
EBITDA under IFRS	**813**	**1 039**	**832**	**765**	**1 296**	**792**	**923**
Clean EBITDA margin	13,02	14,47	15,96	18,38	16,41	17,47	16,62

- Q3 2006 is restated

"CLEAN" EBIT BY QUARTERS

	Q4 2005	Q1 2006	Q2 2006	Q3 2006 [1]	Q4 2006	Q1 2007	Q2 2007
Europe newsprint	37	148	153	223	244	266	280
Europe magazine	93	86	10	106	80	(10)	2
Europe total	**130**	**234**	**163**	**329**	**324**	**256**	**282**
Asia [1]	23	50	83	84	110	137	82
Australasia	(39)	(105)	12	73	88	102	104
South America	45	42	48	68	71	26	46
Total regions	**159**	**221**	**306**	**554**	**593**	**521**	514
Other activities	17	6	-	-	-	-	-
Corp. Center, elim. etc	(79)	(60)	(28)	(59)	(55)	(81)	(98)
Clean EBIT	**97**	**167**	**278**	**495**	**538**	**440**	**416**
Other gains and losses	208	5	(186)	(106)	14	(383)	(206)
Grid dispute, Brazil	(50)	-	-	-	60	-	-
Write-down PanAsia	-	-	(43)	-	-	-	-
Forest Australia	-	-	-	-	-	-	-
Restruct Union	(270)	-	-	-	(45)	-	-
Write-down Union	(155)	-	-	-	-	-	26
Restruct Parenco	-	-	(63)	-	-	-	-
Loss Forestia	(24)	-	-	-	-	-	-
Restruct Turnaround	-	-	-	(376)	-	-	-
Losses on accounts receivable	-	-	-	(75)	-	-	-
Permanent impairment	-	-	-	(3 190)	-	-	-
EBIT under IFRS	**(194)**	**172**	**(14)**	**(3 252)**	**567**	**57**	**236**

- **Q3 2006 is restated**

Market Update
August 2007

Norske Skog

Demand changes YTD June 2007 vs YTD June 2006



Standard Newsprint World (YTD May): -1,0%

	Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
W. Europe	0,9%	(0,1%)	1,4%	0,6%
E. Europe	(0,5%)	(0,7%)	17,5%	5,7%
Europe Total	0,7%	(0,2%)	2,9%	1,2%

Standard Newsprint China	Standard Newsprint S Korea
6,2%	1,9%

Standard Newsprint Far East Total
0,2%

North America			
Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
(10,7%)	(10,3%)	(0,3%)	(4,0%)

Australasia			
Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
3,0%	2,3%	16,0%	6,2%

S America
Standard Newsprint South America
0,4%

Newsprint & OUNC - Europe

OUNC = *Improved newsprint* & other uncoated publication papers

- Demand in Europe:
  - Y/Y June 07: -4.6%
  - **Q2 07/Q2 06: -1.5%**
  - **Ytd June: -0.2%**

- Total deliveries from W. Europe:
  - Y/Y June 07: -5.9%
  - **Q2 07/Q2 06: -3.8%**
  - **Ytd June: -3.8%**

- Total deliveries of Newsprint from N. Am to West Europe:
  - **YTD June: + 75%**
  - Volumes back to levels in 2004/2005

- Reference price Newsprint June:
  €550/mt, + 4% from Dec '06



NP+OUNC Demand in Europe
1000 tonnes
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2002 Q2
2003 Q2
2004 Q2
2005 Q2
2006 Q2
2007 Q2



Newsprint, 45 g/m², Germany
EUR/t
700
650
600
550
500
450
400
1Q 1994
4Q 1994
3Q 1995
2Q 1996
1Q 1997
4Q 1997
3Q 1998
2Q 1999
1Q 2000
4Q 2000
3Q 2001
2Q 2002
1Q 2003
4Q 2003
3Q 2004
2Q 2005
1Q 2006
4Q 2006

Quarterly deliveries from NA to Europe



North American market share in Europe
NA exports to Europe
Market share in %
Tonnes ir
250
200
150
100
50
-
8 %
7 %
6 %
5 %
4 %
3 %
2 %
1 %
0 %
Q1-2004
Q2-2004
Q3-2004
Q4-2004
Q1-2005
Q2-2005
Q3-2005
Q4-2005
Q1-2006
Q2-2006
Q3-2006
Q4-2006
Q1-2007
Q2-2007

Sources: PPPC

Canadian share of European newsprint market



Canadian Market Share in European Newsprint Market has Declined Over Time
Canadian Shipments to Western Europe
Western Europe Newsprint Demand
Canadian Exports as % of Europe Total
Trend
tonnes (000's)
10000
9000
8000
7000
6000
5000
4000
3000
2000
1000
0
14,0 %
12,0 %
10,0 %
8,0 %
6,0 %
4,0 %
2,0 %
0,0 %
Market Share (%)
1990
1992
1994
1996
1998
2000
2002
2004
2006

Norske Skog

Newsprint - North America

- Std. Newsprint Demand:
  - Y/Y June: -10.6 %
  - **Q2 07/Q2 06: -9.6%**
  - **YTD June: -10.7%**
- Uncoated Mech Papers (ex SC) Demand:
  - Y/Y June: -17.2%
  - **Q2 07/Q2 06: -11.04%**
  - **YTD June: -4.7%**
- Combined Std NP & Uncoated Mech (ex SC) Demand:
  - Y/Y June: -12.4%
  - **Q2 07/Q2 06: -10.0%**
  - **YTD June: -9.1%**
- Reference price Newsprint June:
  - $585/mt for 48.8g/m^2,
    -$40 since March 07
    -$75 since December 06



Newsprint + Uncoated Mechanical (without SC grades)
Demand in North America
1000 tonnes
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
2002 Q2
2003 Q2
2004 Q2
2005 Q2
2006 Q2
2007 Q2



Newsprint, 48.8 g/m², US East Coast
USD/
800
700
600
500
400
1Q 1994
4Q 1994
3Q 1995
2Q 1996
1Q 1997
4Q 1997
3Q 1998
2Q 1999
1Q 2000
4Q 2000
3Q 2001
2Q 2002
1Q 2003
4Q 2003
3Q 2004
2Q 2005
1Q 2006
4Q 2006

Norske Skog

Newsprint Paper Prices in 45g and in EUR/t Europe and North America



€ 800
€ 750
€ 700
€ 650
€ 600
€ 550
€ 500
€ 450
€ 400
€ 350
€ 300
Europe
USA
85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 0 1 2 3 4 5 6 7

Norske Skog

SC Magazine Paper - Europe

- Demand in Europe:
  - Y/Y June: -0.6%
  - **Q2 07/Q2 06: +1.2%**
  - **YTD June: +3%**

- Total deliveries from Europe:
  - Y/Y June: -1%
  - **Q2 07/Q2 06 : +2.0 %**
  - **YTD June: +2%**

- Reference price SC June:
  - €590/mt in June 07, unchanged since Feb '07, -20€ since Dec '06



SC Magazine Demand in Europe
1000 tonnes
1 250
1 000
750
500
250
0
2002 Q2
2003 Q2
2004 Q2
2005 Q2
2006 Q2
2007 Q2



SC, 56 g/m² roto, Germany
EUR/t
800
750
700
650
600
550
500
1Q1994
4Q1994
3Q1995
2Q1996
1Q1997
4Q1997
3Q1998
2Q1999
1Q2000
4Q2000
3Q2001
2Q2002
1Q2003
4Q2003
3Q2004
2Q2005
1Q2006
4Q2006

Norske Skog

CMR Magazine Paper - Europe

CMR = Coated Mechanical Reels (LWC, MWC & HWC)

- Demand in Europe:
  - Y/Y June : -1%
  - **Q2 07/Q2 06: +1.3%**
  - **YTD June: + 3%**

- Total deliveries from Europe:
  - Y/Y June : -7%
  - **Q2 07/Q2 06: -3.0%**
  - **YTD June: -1%**

- Reference price CMR June 07 :
  - €660/mt, unchanged since Feb '07
  - -20€ since Dec '06



CMR Demand in Europe
1000 tonnes
2 500
2 000
1 500
1 000
500
0
2002 Q2
2003 Q2
2004 Q2
2005 Q2
2006 Q2
2007 Q2



CMR, 60 g/m2 offset, Germany
EUR
1000
950
900
850
800
750
700
650
600
1Q1994
4Q1994
3Q1995
2Q1996
1Q1997
4Q1997
3Q1998
2Q1999
1Q2000
4Q2000
3Q2001
2Q2002
1Q2003
4Q2003
3Q2004
2Q2005
1Q2006
4Q2006

Norske Skog

Magazine Paper Prices - Europe and North America



SC Paper Prices
SC Europe 56 g
SC USA 52 g / 35 lb
EUR/t
1100
1000
900
800
700
600
500
4Q 1996
3Q 1997
2Q 1998
1Q 1999
4Q 1999
3Q 2000
2Q 2001
1Q 2002
4Q 2002
3Q 2003
2Q 2004
1Q 2005
4Q 2005
3Q 2006
2Q 2007



LWC Paper Prices
LWC Europe 60 g / 40 lb
LWC USA 60 g / 40 lb
EUR/t
1250
1150
1050
950
850
750
650
550
4Q 1996
3Q 1997
2Q 1998
1Q 1999
4Q 1999
3Q 2000
2Q 2001
1Q 2002
4Q 2002
3Q 2003
2Q 2004
1Q 2005
4Q 2005
3Q 2006
2Q 2007

Norske Skog

Asia

- Demand standard newsprint (YTD June '07 vs YTD June '06):
  - Far East total: + 0.3%
  - Non-Japan Far-East: + 2.0%
  - China: + 6.2%
  - South Korea: + 1.9%
  - India: +3.8%

- Prices (Q 2 '07):
  - Korea USD 655 (45 gsm)
  - China USD 492 (48.8 gsm excl. Vat)
  - India USD 630 (45 gsm)
  - Hong Kong USD 580 (48.8 gsm)

Australasia
YTD June '07 vs YTD June '06

- Demand:
  - +3,0% for standard newsprint
    - Compared with low demand 1. HY 2006

- Prices:
  - Australia: Newsprint down 7% from July '07
  - New Zealand: Newsprint up 6,5 % from January '07

South America
YTD June '07 vs YTD June '06

- Demand – standard newsprint
  - Regional demand: +0.4
  - Brazil demand: - 2.0%
    - – Inventory adjustments at customers disguise underlying increase in consumption
- Prices
  - Downward pressure on prices in Brazil eased off during Q2
  - Price Brazil ~ USD 650

Norske Skog

Q2 2007

Webcast/Conference call
3 August, 2007

Norske Skog



Q2 2007 – Headlines

- Stable market for European Newsprint, while most other markets are influenced by negative development in North America
- Cost increases particularly for recovered fibre
- Improvement programme on track
- Further restructuring will be evaluated
- Successful placing of 10 year EUR 500 million bond prior to the credit market turbulence

Demand changes YTD June 2007 vs YTD June 2006



Standard Newsprint World (YTD May): -1,1%

	Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
W. Europe	0,9%	(0,1%)	1,4%	0,6%
E. Europe	(0,5%)	(0,7%)	17,5%	5,7%
Europe Total	0,7%	(0,2%)	2,9%	1,2%

Standard Newsprint China	Standard Newsprint S Korea
6,2%	1,9%

Standard Newsprint Far East Total
0,2%

North America			
Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
(10,7%)	(10,3%)	(0,3%)	(4,0%)

Australasia			
Standard Newsprint	Standard & Improved Newsprint	Magazine Paper	Total
3,0%	2,3%	16,0%	6,2%

S America
Standard Newsprint South America
0,4%

Norske Skog

Q 2 2007

Financial figures

Andreas Enger, CFO

Norske Skog

P&L – Key figures Q2 2007

		Q2 2007	Q1 2007	Q2 2006
Revenue	NOK	6 794	6 726	6 772
EBITDA, adjusted[1)]	NOK	1 129	1 175	1 081
EBIT, adjusted[1)]	NOK	416	440	278
EBITDA, IFRS	NOK	923	792	833
EBIT, IFRS	NOK	236	57	-14
Net earnings/(loss)[2)]	NOK	173	-135	-213
EPS	NOK	0,71	-0,50	-0,95
EBITDA margin, adjusted[1)]	%	16,6	17,5	16,0
EBIT margin, adjusted[1)]	%	6,1	6,5	4,1

1) The table show EBITDA/EBIT adjusted for changes in the value of power contracts
2) Net earnings before minorities

EBITDA margins per segment Q2 2007 vs Q1 2007


20,2 %
20,4 %
9,5 %
9,2 %
16,8 %
21,8 %
28,2 %
28,6 %
24,6 %
22,4 %
18,4 %
19,2 %
Europe News
Europe Magazine
Asia News
Australasia News
South America News
Publication paper 1)
Q2 2007
Q1 2007

Norske Skog

Adjusted EBITDA Margin 2001-2007



30,0
25,0
20,0
15,0
10,0
5,0
0,0
26,2
24,7
24,9
19,5
19,6
21,3
19,3
20,0
17,6
18,8
16,8
16,8
15,8
18,1
15,1
16,7
13,0
14,5
16,0
18,4
16,4
17,5
16,6
25,0
4/01 1/02 2/02 3/02 4/02 1/03 2/03 3/03 4/03 1/04 2/04 3/04 4/04 1/05 2/05 3/05 4/05 1/06 2/06 3/06 4/06 1/07 2/07

EBITDA adjusted for the value of power contracts, provision cost energy cost in South America and restructuring expenses.

Norske Skog

Improvement program

- Improvement program effect NOK 350 million in Q2 (Q1 NOK 200 million), compared to base year 2005
- Annualised effect NOK 1.4 billion, target NOK 3 billion at the end of 2008
- Major savings within energy (e.g. Norske Skog Golbey)
- Recovered paper initiatives started to take effect in Q2
- Variations between Business units, but improvements in most BU's during the quarter

Profitability improvement program, Q2 2007

Adjusted EBITDA development Quarterly average 2005 - Q2 2007



1 400
1 200
1 000
800
600
400
200
0
NOK million
1 002
250
490
17
350
1 129
Adjusted EBITDA, quarterly average 2005
Sales price
Cost increase
Other
Profitability Improvement Q2 2007
Adjusted EBITDA Q2 2007

Norske Skog

Cost breakdown by main cost categories; market costs (calculated by using external indices)



NOK million
Q2 2007 vs Average 2005
Input cost and revenue impacts on improvement program, annualized
2 500
2 000
1 500
1 000
500
0
338
324
558
166
196
371
1 953
1 016
Wood
Recovered paper
Energy
Pulp
Other Production Costs
Fixed Costs
Total cost adjustment
Sales price adjustment

Norske Skog

Balance sheet & Cash flow – Key figures Q2 2007

		Q2 2007	Q1 2007	Q2 2006
Net CF from operating activities	NOK	266	607	574
Investments	NOK	-499	-199	-468
CFPS	NOK	1,40	3,21	3,03
Total assets	NOK	47 071	44 540	47 459
Net interest-bearing debt	NOK	17 462	16 605	17 751
Gearing		1,04	0,93	0,88
ROCE, adjusted	%	4,5	4,6	-0,1

Norske Skog

Debt maturity schedule as of 31.03.2007


NOK millio
5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
2611
399
1487
4648
3967
1379
1333
1219
2007
2008
2009
2010
2011
2012-14
2015
2033
YEAR

Norske Skog

Debt maturity schedule as of 30.06.2007



5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
NOK millio
2813
433
1417
4567
3843
1302
1181
4106
1181
2007
2008
2009
2010
2011
2012-14
2015-16
2017
2033
YEAR

Norske Skog

Proforma debt maturity schedule



5000
4500
4000
3500
3000
2500
2000
1500
1000
500
0
NOK millio
1177
533
1417
3467
1100
3843
1302
1181
4106
1181
2007
2008
2009
2010
2011
2012-14
2015-16
2017
2033
YEAR

Norske Skog

2007 – Expectations for second half year

- Continued increase in take out from profit improvement program
- Continued high cost level
- 7% price reduction in Australia due to recalculation at 1. July

Norske Skog

Q2 2007

Webcast/Conference Call
3 August, 2007

END

Norske Skog